UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2019

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cancer Genetics, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

201 Route 17 North, 2nd Floor

Address of Principal Executive Office (Street and Number)

Rutherford, NJ 07070

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cancer Genetics, Inc. (the “Company”) plans to file its Annual Report on Form 10-K for the year ended December 31, 2019 (the “Form 10-K”) with the Securities and Exchange Commission (“SEC”) as soon as practicable and within the 15 calendar day period provided by Rule 12b-25 for delayed filings. The delay is due primarily to the factors described below.

First, the novel coronavirus (“COVID-19”) global pandemic has continued to cause severe disruptions in critical personnel’s transportation and limited access to the Company’s facilities in Rutherford, New Jersey (just outside of Manhattan) negatively impacting the ability of its staff and professional advisors to perform their various functions. This has, in turn, continued to delay and impede the Company’s ability to complete the procedures requisite to the annual audit and consequently prepare the Report.

Second, on July 8, 2019, the Company completed the sale of its clinical laboratory business (the “Clinical Business”) to siParadigm, LLC (“siParadigm”), and on July 15, 2019, the Company consummated a consensual private foreclosure sale of its biopharma services business (the “BioPharma Business”) through Partners for Growth IV, L.P. to Interpace Diagnostics Group, Inc. (“IDXG”). As a result of these two transactions, the Company has needed to dedicate significant resources, including its management’s attention, to post-closing transition services required under the terms of both transactions and to the complicated accounting adjustments needing to be made by the Company as a result of the two sales, particularly the integration requirements of the BioPharma Business sale and separation of the Company’s discontinued from continued operations. In addition, as a result of the BioPharma Business sale, the Company has lost numerous employees, and therefore has needed to rely on a smaller number of employees to handle the Company’s financial reporting.

As a result of the foregoing, the Company cannot, without unreasonable effort or expense, file the Form 10-K on the applicable due date of May 14, 2020 (which date is 45 days after March 30, 2020; applicable due to the Company’s reliance on the Securities and Exchange Commission’s Order under Section 36 of the Securities Exchange Act of 1934 Granting Exemptions From Specified Provisions of the Exchange Act and Certain Rules Thereunder dated March 25, 2020 (Release No. 34-88465)). The Company anticipates that it will be able to file the Form 10-K within the extension period provided under Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	M. Glenn Miles	(201)	528-9200
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

When filed, the Form 10-K will reflect the results of continuing operations of the Company without the BioPharma Business and the Clinical Business, and the sale of such businesses, significantly changing the Company’s results of operations versus the last fiscal year. The Company is not yet able to provide a quantitative comparison of results to the corresponding period of the last fiscal year due to the ongoing analysis and review of the sales adjustments and the effects of the sales on the Company’s financial statements.

Cancer Genetics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 14, 2020	By:	/s/ M. Glenn Miles
M. Glenn Miles
		Title:	Chief Financial Officer